UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

GH Research PLC announces the acceptance of posters related to its GH001-TRD-201 clinical trial at the 64th American College of Neuropsychopharmacology (ACNP) annual meeting (the “Congress”), which is scheduled to take place from January 12-15, 2026, in Nassau, Bahamas.

A copy of the abstract for the poster to be presented by Sanjay J. Mathew during the Congress is attached hereto as Exhibit 99.1.

A copy of the abstract for the poster to be presented by Lisa Harding during the Congress is attached hereto as Exhibit 99.2.

A copy of the abstract for the poster to be presented by Andreas Reif during the Congress, is attached hereto as Exhibit 99.3.

EXHIBIT INDEX

99.1	Abstract for poster to be presented by Sanjay J. Mathew with Title: Suicidal Ideation and Behavior in Patients With Treatment-Resistant Depression Treated With GH001

99.2
Abstract for poster to be presented by Lisa Harding with Title: Rapid Antidepressant Effects of Inhaled GH001 in Treatment-Resistant Depression: Results from a Phase 2b, Double-Blind, Randomized Controlled Trial with 6-Month Follow-Up

99.3
Abstract for poster to be presented by Andreas Reif with Title: Efficacy and Safety of Inhaled Mebufotenin (GH001) in Patients with Bipolar II Disorder and a Current Major Depressive Episode: Results from a Phase 2a Clinical Trial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: October 17, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance